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                                                                      EXHIBIT 69

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                DRILLING REPORT
                                 20 APRIL 2004

MOOSE - 2 ST1

TYPE:                       Oil Exploration / Appraisal well

LOCATION:                   PPL 238, Eastern Papuan Basin

                            145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:             Drilled ahead to 1,212 meters (3,976 feet) and
                            currently washing and reaming the hole prior to drilling ahead.

                            Progress for the week was 66 meters (217 feet).

PLANNED TOTAL DEPTH:        1,700 m (5,577ft)

OPERATOR:                   InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION:       Step-out well to appraise the extent of the Moose
                            limestone reservoir that had oil shows in the Moose
                            ST-1 well, approximately 4.5 km (3 miles) away.

                            Deeper exploration target of Pale sandstone, two-way dip closure, doubly plunging thrust anticline.

STERLING MUSTANG - 1

TYPE:                       Oil Exploration

LOCATION:                   PPL 238 Eastern Papuan Basin

                            145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:             Rig upgrades and maintenance completed. Drilling
                            re-commenced this week. Drilled ahead to 1,963 meters (6,440 feet). Current activity is drilling ahead.

                            Progress for the week was 163 meters (534 feet).

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PLANNED TOTAL DEPTH:        2,200 m (7,218 ft)

INTEREST:                   InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                   SPI (208) Limited

PROSPECT DESCRIPTION:       Two-way dip, doubly plunging thrust anticline with
                            Late Cretaceous Pale and Subu quartz sandstones
                            (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT WWW.INTEROIL.COM

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston TX USA                             Cairns Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Exploration &
lelliott@drg-e.com                         Production
Phone: +1 713 529 6600                     InterOil Corporation
                                           Phone: +61 2 9279 2000